K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 28, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Kathy Churko

Re:	John Hancock Bond Trust (the “Trust”) — File No. 333-212244 Registration Statement on Form N-14

Dear Ms. Churko:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on July 22, 2016, from the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Focused High Yield Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Core High Yield Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds III, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on June 24, 2016, accession no. 0001133228-16-010462. This letter responds to additional comments from the staff relating to comments that were originally addressed in a letter to the staff dated July 20, 2016 (the “Initial Response Letter”).

For convenience, we have set forth each additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

1.	Comment — In responding to Comment 3 of the Initial Response Letter, the Trust declined to make any changes in response to the Staff’s comment that all information in the fee table should be based on current expenses and that the pro forma expense information should be dated as of the same date as the expenses of the Acquiring Fund. The staff reiterates its comment and notes that Instruction 3(d)(ii) to Item 3 of Form N-1A states that “if there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table [a registrant should]: (A) restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.”

Response — The Trust respectfully declines to make any changes in response to this additional comment. The expense information for the Acquired Fund and the Acquiring Fund is stated as of their most recent fiscal year ends, March 31, 2016 and May 31, 2015, respectively, consistent with the Funds’ currently effective prospectuses and the requirements of Item 3 of Form N-1A. The Trust represents that there have been no changes to the annual fund operating expenses of the Funds as of these dates that would materially affect the information disclosed in the Funds’ annual fund operating expenses tables. Furthermore, as stated in the Initial Response Letter, the Trust has provided pro forma expense information of the Acquiring Fund as of November 30, 2015, based on unaudited financial information, to provide shareholders with the most recently available expense information. The Trust reiterates to the staff that it has taken this approach with respect to expense information in a number of mergers in the recent past, as outlined in the Initial Response Letter.

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2.	Comment — In responding to Comment 8 of the Initial Response Letter, the Trust stated that it would make the requested change to revise the Capitalization table to be as of the same date as the pro forma financial statements (May 31, 2016). Please detail the dates used for the Capitalization table and the pro forma financial statements in the Statement of Additional Information.

Response — The Trust has revised the information under the heading “Capitalization” on page 20 of the Proxy Statement/Prospectus to clarify that the information in the capitalization table sets forth the capitalization of each Fund as of November 30, 2015, and the pro forma combined capitalization of the Acquiring Fund as if the proposed Reorganization had occurred on December 1, 2014. In addition, the Trust has revised the information under the heading “Unaudited Pro Forma Financial Information” in the Statement of Additional Information to clarify that the unaudited pro forma financial information is set forth for the twelve months ended November 30, 2015, and is intended to present ratios and supplemental data as if the Reorganization of the Acquired Fund into the Acquiring Fund had been consummated on December 1, 2014.

3.	Comment — In responding to Comment 15 of the Initial Response Letter, the Trust declined to make any changes in response to the staff’s request to add the following information: (a) a general description of the tax consequences of the Reorganization; (b) information regarding the costs of the merger to each Fund whether or not the merger is consummated; (c) a description of the extent of, reasons for, and costs associated with portfolio realignment in connection with the merger, including a statement that total merger costs do not include brokerage commissions incurred during any portfolio realignment; and (d) a statement regarding the capital loss carryforwards of each Fund as of the most recently completed fiscal year end. The staff reiterates its initial comment and directs the Trust’s attention to the guidance provided in the 2010/11 Investment Company Institute Industry Developments Audit Risk Alert. Please provide changed pages of the Registration Statement showing the changes made in response to this comment.

Response — The Trust will make the requested changes. The Trust has provided you with selected pages of the Registration Statement showing these changes in separate correspondence.

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Cc:	Thomas Dee, Assistant Secretary of the Trust Harsha Pulluru, Assistant Secretary of the Trust